Exhibit H

June 9, 2015

The Board of Directors
E-House (China) Holdings Limited

11/F Qiushi Building

383 Guangyan Road

Zhabei District, Shanghai 200072

People’s Republic of China

Dear Sirs:

Mr. Xin Zhou, co-chairman of the board of directors (the “Board”) and chief executive officer of E-House (China) Holdings Limited (the “Company”) (“Founder”), and Mr. Neil Nanpeng Shen, a member of the Board, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by Mr. Zhou, Mr. Shen or their respective affiliates in a transaction (the “Acquisition”) described below. Our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value. We are confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

1.                                      Acquisition Consideration. Based on the information available to us, we anticipate that the consideration payable in the Acquisition (the “Acquisition Consideration”) will be US$7.38 per American depositary share (“ADS”, each ADS representing one ordinary share of the Company), other than for certain ADSs and ordinary shares already owned by Mr. Zhou, Mr. Shen and their respective affiliates. This represents a premium of 25% to the average closing trading price of the Company’s ADS during the past 15 trading days.

2.                                      Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction on an expedited basis. We do not expect any regulatory approvals will be impediments to closing. We intend to finance the proposed Acquisition with a combination of debt and equity capital. We expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. The definitive merger agreement will not include any closing condition that the debt financing has been funded.

3.                                      Buyer Group. The Acquisition will be in the form of a merger of the Company with a new acquisition vehicle that Founder and Mr. Shen and/or their respective affiliates will form. You should be aware that Founder and Mr. Shen are interested only in acquiring the outstanding ordinary shares of the Company not already owned by them and their respective affiliates, and Mr. Zhou, Mr. Shen and their respective affiliates expect to roll over the ordinary shares of the Company owned by them in the Acquisition.

4.                                      Due Diligence. We will require a timely opportunity to conduct customary due diligence on the Company. We and our advisors are ready to engage in the next stage of discussions and would expect to complete due diligence on a highly expedited basis.

5.                                      Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. The negotiation of the Definitive Agreements can be completed in parallel with due diligence. In this regard, we will prepare a draft merger agreement and will send it to you when available.

6.                                      Process. We recognize that the Board will evaluate the Acquisition independently before it decides whether to authorize the Company to enter into the Definitive Agreements regarding the Acquisition. Given the involvement of Founder in the Acquisition, we would expect that the independent, disinterested members of the Board (other than Mr. Shen) will proceed to consider our proposal.

7.                                      No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided therein.

8.                                      Public Disclosure. To comply with United States securities laws requirements, Founder and Mr. Shen will be required to disclose the nature of this proposal, as well as a copy of this proposal, in requisite filings with the Securities and Exchange Commission.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal. We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe.

Should you have any questions concerning this letter, please feel free to contact us at any time. We look forward to hearing from you.

*              *              *              *

Xin Zhou

/s/ Xin Zhou
Xin Zhou

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen